

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Max C. Li
President and Director
Saddle Ranch Media, Inc.
19200 Von Karman Ave., Ste 400
Irvine, California 92612

   Re: Saddle Ranch Media, Inc.
    Offering Statement on Form 1-A
    Filed December 9, 2022
    File No. 024-12093

Dear Max C. Li:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Matt Stout